OMB APPROVAL
OMB Number: 3235-0145
Expires: December 31, 2005
Estimated average burden hours per response...15

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 15)*

The Chalone Wine Group, Ltd.

(Name of Issuer)

Common Stock, no par value

(Title of Class of Securities)

157639105

(CUSIP Number)

Peter C. Meinig
c/o HM International, LLC
5810 East Skelly Drive, Suite 1000
Tulsa, Oklahoma 74135-6403
(918) 664-1914

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 8, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 157639105			Page 2 of 8

1.	Name of Reporting Person: GHA 1 Holdings, Inc.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Deleware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- shares

		8.	Shared Voting Power: -0- shares

		9.	Sole Dispositive Power: -0- shares

		10.	Shared Dispositive Power: -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0- shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): CO

CUSIP No. 157639105			Page 3 of 8

1.	Name of Reporting Person: SFI Intermediate Ltd.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Texas

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- shares

		8.	Shared Voting Power: -0- shares

		9.	Sole Dispositive Power: -0- shares

		10.	Shared Dispositive Power: -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0- shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): PN

CUSIP No. 157639105			Page 4 of 8

1.	Name of Reporting Person: Peter C. Meinig		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- shares

		8.	Shared Voting Power: -0- shares

		9.	Sole Dispositive Power: -0- shares

		10.	Shared Dispositive Power: -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0- shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 157639105			Page 5 of 8

1.	Name of Reporting Person: Phyllis S. Hojel		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: United States

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0- shares

		8.	Shared Voting Power: -0- shares

		9.	Sole Dispositive Power: -0- shares

		10.	Shared Dispositive Power: -0- shares

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0- shares

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP NO. 157639105	SCHEDULE 13D	Page 6 of 8

INTRODUCTION

     This Amendment No. 15 amends and supplements the Statement on Schedule 13D originally filed with the Securities and Exchange Commission on February 13, 1997 by GHA 1 Holdings, Inc., a Delaware corporation (“GHA”), SFI Intermediate Ltd., a Texas limited partnership (“SFI”), and Phyllis S. Hojel, as previously amended (the “Statement”), with respect to the common stock, no par value, of The Chalone Wine Group, Ltd., a California corporation. Unless otherwise indicated, each capitalized term used but not defined herein shall have the meaning assigned to such term in the Statement. From and after the date hereof, all references in the Statement to such statement or terms of similar import shall be deemed to refer to the Statement as amended and supplemented hereby.

Item 1.	Security and Company.

     This statement relates to the Common Stock, no par value (“Common Stock”), of The Chalone Wine Group, Ltd., a California corporation (the “Company”). The address of the principal executive office of the Company is 621 Airpark Road, Napa, California 94585-6272.

Item 2.	Identity and Background.

Response unchanged.

Item 3.	Source and Amount of Funds or Other Consideration.

Response unchanged.

Item 4.	Purpose of Transaction.

Item 4 of this Statement is hereby supplemented as follows:

     On February 8, 2005, Double Wines, Inc., a wholly-owned subsidiary of Diageo North America, Inc., consummated the merger with and into the Company (the “Merger”), whereby each share of Common Stock of the Company was converted into the right to receive a cash payment of $14.25.

Item 5.	Interest in Securities of the Company.

Item 5 of this Statement is hereby supplemented as follows:

     As a result of the Merger, SFI and the other reporting persons have ceased to own, whether directly or beneficially, any shares of Common Stock of the Company.

CUSIP NO. 157639105	SCHEDULE 13D	Page 7 of 8

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

Response unchanged.

Item 7.	Material to Be Filed as Exhibits.

None.

CUSIP NO. 157639105	SCHEDULE 13D	Page 8 of 8

SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Date: February 10, 2005

GHA 1 HOLDINGS, INC.
By:	/s/ Peter C. Meinig
Name:	Peter C. Meinig
Title:	Chairman, President and Treasurer

SFI INTERMEDIATE LTD. By: GHA 1 HOLDINGS, INC. General Partner
By:	/s/ Peter C. Meinig
Name:	Peter C. Meinig
Title:	Chairman, President and Treasurer

/s/ Peter C. Meinig
Peter C. Meinig, as trustee for the PSH
2004 Management Trust

/s/ Phyllis S. Hojel
Phyllis S. Hojel